September 8, 2025

Kwok Yiu Keung
Chief Executive Officer
K-TECH SOLUTIONS CO LTD
Unit A, 7 / F, Mai On Industrial Building
17 - 21 Kung Yip Street, Kwai Chung
New Territories, Hong Kong

        Re: K-TECH SOLUTIONS CO LTD
            Draft Registration Statement on Form F-1
            Submitted September 2, 2025
            CIK No. 0002049187
Dear Kwok Yiu Keung:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing